                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                (Amendment No.1)

                              BARGO ENERGY COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   067587 10 5
                                 (CUSIP NUMBER)

                                 BRIAN D. YOUNG
                               EOS PARTNERS, L.P.
                           320 PARK AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 832-5807
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 24, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     EOS Partners, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization    EOS Partners, L.P. ("EOS Partners")
                                             is a limited partnership organized
                                             under the laws of the State of
                                             Delaware
--------------------------------------------------------------------------------
     Number of         (7)  Sole Voting Power                            328,619
     Shares Bene-      --------------------------------------------------------
     ficially          (8)  Shared Voting Power                               0
     Owned by          --------------------------------------------------------
     Each              (9)  Sole Dispositive Power                      328,619
     Reporting         --------------------------------------------------------
     Person With       (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         328,619
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     0.4%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     EOS Partners SBIC, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization    EOS Partners, SBIC, L.P. ("EOS
                                             SBIC") is a limited partnership
                                             organized under the laws of the
                                             State of Delaware
--------------------------------------------------------------------------------
     Number of          (7)  Sole Voting Power                         3,417,633
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                    3,417,633
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person      3,417,633
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                     3.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP NO. 067587 10 5             SCHEDULE 13D


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     EOS Partners SBIC II, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization    EOS Partners SBIC II, L.P. ("EOS
                                             SBIC II") is a limited partnership
                                             organized under the laws of the
                                             State of Delaware
--------------------------------------------------------------------------------
     Number of          (7)  Sole Voting Power                           635,329
     Shares Bene-       --------------------------------------------------------
     ficially           (8)  Shared Voting Power                               0
     Owned by           --------------------------------------------------------
     Each               (9)  Sole Dispositive Power                      635,329
     Reporting          --------------------------------------------------------
     Person With        (10) Shared Dispositive Power                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         635,329
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                          [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            0.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                BARGO CORPORATION

            EOS Partners, L.P., EOS Partners SBIC, L.P., and EOS Partners SBIC II, L.P. (collectively "Eos") hereby files this Amendment No. 1 (this Amendment No. 1") to the Statement on Schedule 13D filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Bargo Energy Company, a Texas corporation (the "Company"), filed on May 21, 1999 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

            This Amendment No. 1 is being filed to report the entering into by Eos Partners SBIC, L.P. of a Voting Agreement (as defined herein) in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 24, 2001 between the Company and Bellwether Exploration Company ("Bellwether"),which provides for the merger of the Company with and into Bellwether in accordance with the terms and conditions thereof (the "Merger"). Upon the consummation of the transactions contemplated by the Merger Agreement, the separate corporate existence of the Company shall cease and Bellwether shall be the surviving corporation.


ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and supplemented as follows:

            As described more fully in Item 6 of this Amendment No. 1, on January 24, 2001, EOS Partners SBIC, L.P. entered into a Voting Agreement (the "Voting Agreement") with Bellwether in connection with the Merger Agreement and the transactions contemplated thereby.

            The summary of the Voting Agreement contained in this Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as
Exhibit 1 hereto and incorporated herein by reference.

            In a joint press release issued by the Company and Bellwether on January 25, 2001 (the "Press Release"), the parties announced that they had entered into the Merger Agreement. In the Press Release, the parties stated that, upon consummation of the transactions contemplated by the Merger Agreement, the Company's stockholders and option holders will receive total consideration of approximately $60 million in cash and $80 million in Bellwether common stock for an implied consideration of $1.26 per fully diluted share of Common Stock of the Company. The number of shares of Bellwether common stock the Company's shareholders will receive in the transaction will be determined based on the average closing price for Bellwether common stock on the Nasdaq National Market System over the 20 trading day period ending on the third trading day prior to the closing of the Merger and will be subject to a price collar. On this basis, the Company's shareholders will receive at least 8.9 million Bellwether shares and no more than 11.4 million Bellwether shares. The transaction also includes the assumption of the Company's liabilities and the redemption of the Company's preferred stock for $50 million in cash plus accrued dividends. Assuming the average closing price over the 20 trading day period were to equal Bellwether's January 24, 2001 closing price of $9.22 per share, after completion of the Merger Bellwether's shareholders would own approximately 62% of the combined company and the Company's shareholders would own approximately 38%. A copy of the Press Release is filed as Exhibit 2 hereto and incorporated herein by reference, and the foregoing is qualified in its entirety by reference thereto.

            Upon or immediately prior to the consummation of the Merger Agreement,(1) each share of Cumulative Redeemable Preferred Stock, Series B, of the Company will be converted into the amount of cash required to redeem such share pursuant to the statement of resolution with respect thereto and, when so converted, will automatically be cancelled and cease to exist, (2) all of the Company's outstanding Common Stock will be converted into a combination of cash and the right to receive a certain number of shares of Bellwether Common Stock and, when so converted, will no longer be outstanding and will automatically be retired and cease to be outstanding, (3) all of the outstanding options and warrants to purchase stock of the Company shall either be redeemed for cash or converted into an option or warrant to purchase shares of Bellwether common stock, (4) the Board of Directors of the combined company will include four representatives from Bellwether and three from the Company, (5) the Common Stock of the Company will no longer continue to be quoted on the over-the-counter market of the Nasdaq National Market System, and (6) the combined company anticipates arranging new credit facilities to provide funding for the Merger.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) is hereby amended and supplemented as follows:

            (a) As of the date hereof, EOS Partners, L.P. beneficially owns 328,619 shares of Common Stock, EOS Partners SBIC, L.P. beneficially owns 3,417,633 shares of Commons Stock, and EOS Partners SBIC II, L.P. beneficially owns 635,329 shares of Common Stock, or approximately .4%, 3.9% and .7%, respectively, of the 87,935,885 shares of Common Stock reported by the Company to be outstanding as of January 24, 2001 (as represented by the Company in the Merger Agreement).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and supplemented as follows:

            As discussed above in Item 4, on January 24, 2001, EOS Partners SBIC, L.P. entered into the Voting Agreement. Pursuant to the Voting Agreement, EOS Partners SBIC, L.P. has agreed during the Agreement Period (as defined below), upon the terms and subject to the conditions contained therein, among other things, (i) to vote any of the shares of the Company's outstanding Common Stock it owns (the "EOS Securities") to approve the Merger Agreement and the Merger, and (ii) not to, directly or indirectly, (I) take any action to solicit, initiate, or encourage any Bargo Acquisition Proposal (as defined in the Merger Agreement) or (II) engage in negotiations with, or disclose any non-public information relating to the Company or its Subsidiaries (as defined in the Merger Agreement) or afford any Person access to their respective properties, books or records (as defined in the Merger Agreement) if such Person may be considering making, or has made, a Bargo Acquisition Proposal. In addition, EOS Partners SBIC, L.P. agreed to promptly notify Bellwether of all relevant terms of any inquiries or proposals it receives relating to any such matters.

            The "Agreement Period" is the period beginning on the date of the Voting Agreement and ending on the earliest of (i) the consummation of the Merger, or (ii) the date of termination of the Merger Agreement.

            During the Agreement Period, EOS Partners SBIC, L.P. has also agreed that: (A) it will vote the EOS Securities against any Bargo Acquisition Proposal, (B) if requested by Bellwether, it will not attend and not vote at any meeting of the shareholders of the Company at which a Bargo Acquisition Proposal is being considered, and (C) it will not sell, transfer, assign, encumber or otherwise dispose of or grant a proxy with respect to any EOS Securities other than as permitted pursuant to the terms of the Voting Agreement.

            The summary of the Voting Agreement contained in this Amendment No. 1 does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as
Exhibit 1 hereto and incorporated herein by reference.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented by adding thereto the following:

            Exhibit 1 Voting Agreement, dated as of January 24, 2001 between
                      Bellwether and EOS Partners SBIC, L.P..

            Exhibit 2 Joint Press Release of the Company and Bellwether dated
                      January 25, 2001.

            Exhibit 3 Joint Filing Agreement dated February 21, 2001.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 21, 2001              EOS PARTNERS, L.P.
                                      By: /s/ STEVEN M. FREIDMAN
                                        ----------------------------------------
                                             Name:  Steven M. Friedman
                                                  ------------------------------
                                             Title: General Partner
                                                   -----------------------------



Date: February 21, 2001              EOS PARTNERS SBIC, L.P.
                                     By: EOS SBIC General, L.P., its general
                                         partner
                                     By: EOS SBIC, Inc., its general partner

                                     By: /s/ STEVEN M. FRIEDMAN
                                        ----------------------------------------
                                             Name:  Steven M. Friedman
                                                  ------------------------------
                                             Title: President
                                                   -----------------------------



Date: February 21, 2001              EOS PARTNERS SBIC II, L.P.
                                     By: EOS SBIC General II, L.P., its general
                                     partner
                                     By: EOS SBIC II, Inc., its general partner


                                     By: /s/ STEVEN M. FRIEDMAN
                                        ----------------------------------------
                                             Name:  Steven M. Friedman
                                                  ------------------------------
                                             Title: President
                                                   -----------------------------

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

Exhibit 1 -  Voting Agreement, dated as of January 24, 2001 between
             Bellwether and EOS Partners SBIC, L.P.

Exhibit 2 -  Joint Press Release of the Company and Bellwether dated January
             25, 2001.

Exhibit 3 -  Joint Filing Agreement dated February 21, 2001.